September 25, 2024

Re:	Luda Technology Group Limited
Amendment No. 4 to
Registration Statement on Form F-1
Submitted September 20, 2024
File No. 333-277647

Mr. Alex King and Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Luda Technology Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 25, 2024 with respect to the Registration Statement on Form F-1, File No. 333-277647 (“F-1”), submitted on September 20, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Registration Statement on Form F-1

Exhibits

1.	We note your disclosure that you are registering 143,750 underwriters’ warrants. Please provide an opinion of counsel regarding the legality of the warrants.

Response: In response to the Staff’s comment, the Company has filed Exhibit 5.2 in the Registration Statement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick